Exhibit 99.1

First Quarter 2011 Report to Shareholders

BMO Financial Group Reports Strong Results for its First Quarter, as Net Income Increased 18% to $776 Million with Good Contributions from all Operating Groups

P&C Canada Momentum Continues with Net Income Growing 10% to $444 Million

P&C U.S. Continues to Benefit from Improved Margins

PCG Posts Excellent Results, Growing Net Income by 38% to $153 Million

BMO Capital Markets Continues to Deliver Strong Performance

Tier 1 Capital Ratio Remains Strong, at 13.02%

Financial Results Highlights:

•	Net income of $776 million, our highest ever, up $119 million or 18% from a year ago

•	EPS[1] of $1.30 and cash EPS[2] of $1.32, up $0.18 or 16% and $0.19 or 17%, respectively, from a year ago

•	Return on equity of 15.7%, up from 14.3% a year ago

•	Revenue growth of 10.6%, with a productivity ratio of 61.2%

•	Provisions for credit losses of $248 million, down $85 million from a year ago and $5 million from the previous quarter

•	Pre-Provision, Pre-Tax[2] (PPPT) contribution of $1,300 million, our highest ever

Toronto, March 1, 2011 – For the first quarter ended January 31, 2011, BMO Financial Group reported net income of $776 million or $1.30 per share. There was strong performance in each of the operating groups.

Today, BMO announced a second quarter 2011 dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.

“The investments we have made in the customer experience over the past four years are differentiating BMO in the marketplace and driving strong growth in our personal and commercial banking, wealth management and capital markets businesses,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “Customers are paying more attention to their finances and this aligns with our core strengths – helping customers maintain balance when it comes to controlling spending, growing savings, borrowing smartly and investing wisely.

“P&C Canada continues to show good momentum, generating strong revenue growth in our personal and commercial businesses, driven by volume growth across most products and improved net interest margin.

“BMO Capital Markets had strong growth in both net income and revenue with good performance in investment banking, where mergers and acquisitions revenue and debt underwriting fees were up appreciably from a year ago.

“Private Client Group produced excellent results with net income up substantially from a year ago. During the quarter, we announced our agreement to acquire Hong Kong-based Lloyd George Management, a boutique asset manager that provides the scale for further expansion of BMO Asset Management and bolsters our portfolio management capabilities in Asian and emerging markets.

“Adjusting for the impact of impaired loans and acquisition costs, results in P&C U.S. were consistent with the same quarter a year ago. Deposits increased 16% year over year due to growth in our commercial segment and the impact of the Rockford, Illinois-based bank transaction, while our personal segment had solid operating leverage, driven by revenue growth, and net interest margins improved in both businesses.

“Our operating businesses are performing well. Their good performance together with our strong balance sheet, liquidity and capital position, give us the flexibility and confidence to react to opportunities to grow our customer base and build the value of the bank for shareholders. During the quarter, we announced signing an agreement to acquire Milwaukee-based Marshall & Ilsley Corporation (M&I), transforming BMO’s U.S. businesses by increasing scale and providing an entry point into attractive new markets. M&I has strong customer relationships, and we will build on their well-earned reputation for providing an exemplary customer experience. Since announcing the agreement, we have moved ahead with our plans to ensure a smooth integration for customers and employees. Upon closing, our North American ‘home market’ will comprise more than 1,600 branches with new opportunities to grow our businesses,” concluded Mr. Downe.

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and net income to income before provisions for credit losses, income taxes and non-controlling interest in subsidiaries (PPPT) are outlined in the Non-GAAP Measures section at the end of the attached Management’s Discussion and Analysis, where such non-GAAP measures and their closest GAAP counterparts are outlined.

BMO Financial Group First Quarter Report 2011 •	1

Operating Segment Overview

P&C Canada

Net income was a strong $444 million, up $41 million or 10% from a year ago. Improved profitability was driven by revenue increases in both our personal and commercial businesses from volume growth across most products and improved net interest margin.

There was strong revenue growth, driven in part by the inclusion of a full quarter of the Diners Club North American franchise financial results in the current year compared to a month in the prior year. Expense growth was also high, as expected, due to initiative spending, increased advertising and the Diners Club franchise impact.

We continue to enhance the customer experience and use our brand to help create a differentiated position built around Making Money Make Sense. We leveraged improvements in our performance management system and achieved greater customer loyalty year over year in both our personal and commercial businesses as measured by net promoter score, an objective measure of customer advocacy. This success is reflected in increases in the average number of product categories used by both personal and commercial customers.

In personal banking, including the retail cards business, we continue to improve the productivity of our sales and distribution network. The pace of new branch openings and renovations is accelerating, and we launched an innovative new branch format designed to encourage great conversations with our customers. We also made substantial improvements in our online banking customer experience with the launch of BMO MoneyLogic this quarter. This online personal financial management tool helps customers view, track and manage their money. Along with this tool, we launched BMO SmartSteps for Investing, an initiative designed to encourage more comprehensive investment conversations and promote our differentiated product offers that meet customers’ needs.

In commercial banking, including corporate cards and the Diners Club business, our market share for loans to small- and medium-sized businesses has increased for four consecutive quarters and is up 60 basis points over last year. We continue to rank second in Canadian business lending market share and our goal is to become the bank of choice for businesses across Canada. We continue to focus on BMO SmartSteps for Business and BMO Business Bundles, which are designed to help our customers choose the banking products that are right for their business. More frequent interactions with our customers have improved the quality of our customer conversations, driving higher commercial banking revenues.

P&C U.S. (all amounts in U.S. $)

Net income of $42 million decreased $6 million or 13% from $48 million a year ago, largely due to a higher provision for credit losses under BMO’s expected loss provisioning methodology. The impact of solid revenue growth from increased deposit balances and improved loan spreads, which improved net interest margin, was offset primarily by increases in the impact of impaired loans and deposit insurance premiums.

On a basis that adjusts for the impact of impaired loans and acquisition integration costs, net income was $63 million, consistent with a year ago on a comparably-adjusted basis.

We continue to focus on the customer experience, as reflected in our high loyalty scores. Our retail net promoter score was 41 for the first quarter of 2011 and 40 in the prior quarter, and remains very strong compared to the scores of our major competitors. We launched Bulls and Blackhawks affinity debit cards in the quarter, an attractive option for chequing account customers who wish to demonstrate their team pride when making everyday transactions. New chequing account openings increased 20% year over year and new household account openings were 43% higher than in the prior year. In addition, our retention of existing customers has increased from the comparable quarter a year ago.

Last year’s commercial client realignment positioned us for growth, creating a larger business by doubling the number of Harris professionals that service this market. A consistent focus on commercial clients’ lending and cash management needs, coupled with a disciplined sales approach, is driving customer acquisition and resulting in deeper relationships through the success of cross-selling efforts. The business has good momentum, which is reflected in strong pipelines for new deposit and loan originations that are expected to lift loan utilization. Deposits have also grown significantly year over year.

Private Client Group

Net income was $153 million, up a strong $42 million or 38% from the same quarter a year ago. Private Client Group net income, excluding the insurance business, was $81 million, up $14 million or 20% from a year ago as we continue to see growth across most of our businesses. Insurance net income was $72 million for the quarter, up $28 million or 66% primarily due to higher net premium revenue and the benefit of the effect of favourable market movements on policyholder liabilities.

Revenue was $661 million, reflecting an increase of $111 million or 20% with growth across all of our businesses, as we remain focused on continuing to deliver the high level of service and advice that our clients expect. The productivity ratio of 69.5% improved by 340 basis points from the prior year.

Assets under management and administration improved by $31 billion or 12% after adjusting to exclude the impact of the weaker U.S. dollar.

During the quarter, Private Client Group announced the signing of a definitive agreement to purchase Hong Kong-based Lloyd George Management, an independent investment manager specializing in Asian and global emerging markets. The deal will increase our assets under management by approximately US$6 billion and strengthen our portfolio management capabilities in those markets. The transaction is anticipated to close early in the third quarter of fiscal 2011.

In February 2011, BMO Guardian Funds received Lipper Awards for having delivered stronger and more consistent risk-adjusted performance than our peers in our BMO Guardian Asian Growth and Income Fund (three-year and five-year categories) and our BMO Guardian Global Technology Fund (one-year, five-year and ten-year categories).

For the fifth consecutive year, BMO Mutual Funds was the highest ranked organization for both English and French language services in Dalbar Inc’s annual ranking of Canadian mutual fund companies.

2	• BMO Financial Group First Quarter Report 2011

BMO Capital Markets

Net income was $257 million, up $45 million or 21% from a year ago, marking a good start to the year. Revenue increased $120 million or 14% to $963 million. Our strong revenue performance was supported by our continued focus on clients, our diversified portfolio of businesses and improving economic conditions. Revenue growth was driven by increases in trading revenue, strong mergers and acquisitions activity and higher underwriting fees across our North American platform. While net income improved from both the previous quarter and the prior year, the improvement was dampened by a provision for prior periods’ income taxes in the U.S. segment but results benefited from favourable market conditions.

During the quarter, our Global Securities Lending Business focus on customer service was recognized with a ranking of 17th in the “Top 100 Institutions Globally”, as assessed by ISF Magazine.

For the first quarter of 2011, BMO Capital Markets was ranked 1st by Bloomberg in announced mergers and acquisitions transactions, and, based on our proprietary new issues database, ranked 3rd in equity underwriting and 2nd in debt underwriting. In fiscal 2010, we were ranked 1st in mergers and acquisitions, 3rd in equity underwriting and 4th in debt underwriting.

BMO Capital Markets participated in 158 new issues in the quarter including 63 corporate debt deals, 23 government debt deals, 65 common equity transactions and seven issues of preferred shares, raising $50 billion.

Acquisition of Marshall & Ilsley Corporation

During the quarter, we announced the signing of a definitive agreement to acquire Marshall & Ilsley Corporation (M&I), a Milwaukee, Wisconsin-based bank holding company with consolidated assets of approximately US$51 billion, in a common stock-for-common stock transaction that valued M&I at approximately Cdn$4.1 billion at the time of the announcement. In addition, we have an agreement-in-principle with the U.S. Treasury Department to purchase the Troubled Asset Relief Program (“TARP”) preferred shares and warrants issued by M&I. The transaction provides the increased scale that we have long sought for our U.S. business. We considered the timing of such an acquisition to be right, given our confidence in our ability to generate attractive financial returns in our businesses both organically and through acquisitions, our strong balance sheet and capital position, increased regulatory clarity and an improving economic environment. The transaction is expected to close in the third quarter of fiscal 2011, subject to customary closing conditions including regulatory approvals and the approval of M&I’s shareholders.

The combination of M&I with our existing U.S. operations would more than double our U.S. branch count to almost 700 and assets under management and administration to US$309 billion. Our U.S. on-balance sheet assets would increase by approximately 44% (based on average fourth quarter assets) and annual U.S. revenues would be approximately US$5 billion. These pro-forma numbers are based on financial positions and results as at or for the years ended October 31, 2010 for BMO and December 31, 2010 for M&I.

The acquisition provides an excellent strategic, financial, and cultural fit, transforming and strengthening our U.S. retail and commercial banking and wealth management businesses by increasing scale and providing a strong entry point into new and attractive markets. The combined businesses would have top five or better retail deposits market shares in attractive, contiguous Midwest markets. The six Midwest states where we will have a significant footprint together have GDP and a population comparable to Canada’s and, as such, our U.S. market will be as large as our Canadian domestic market. Our U.S. customers and communities will benefit from the combination of two organizations with complementary businesses and capabilities, a comparable focus on providing an excellent customer experience and a long history of supporting their shareholders’ interests. The combination provides the opportunity to leverage the greater strengths of each organization.

Both organizations have considerable experience with integrating acquired businesses. Preparation for integration is well underway and will be overseen by a dedicated project integration management office. At the time of the announcement, we indicated that we anticipated cost savings of $250 million and we are continuing to pursue additional expense saving opportunities. We also expect there to be opportunities to add to revenues through expanded access to existing and new markets with increased brand awareness.

We currently anticipate that we may complete a common share offering of less than $400 million prior to the closing of the transaction, down from the $800 million announced on December 17.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2011 •	3

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010	Change from January 31, 2010
Income Statement Highlights
Total revenue	$3,346	$3,229	$2,907	$3,049	$3,025	10.6%
Provision for credit losses	248	253	214	249	333	(25.6)
Non-interest expense	2,046	2,023	1,898	1,830	1,839	11.3
Net income	776	739	669	745	657	18.1
Net Income by Operating Segment
Personal & Commercial Banking Canada	$444	$419	$425	$394	$403	10.0%
Personal & Commercial Banking U.S.	42	39	40	46	51	(17.3)
Private Client Group	153	129	105	115	111	37.8
BMO Capital Markets	257	214	130	260	212	21.1
Corporate Services (a)	(120)	(62)	(31)	(70)	(120)	0.4
Common Share Data ($)
Diluted earnings per share	$1.30	$1.24	$1.13	$1.26	$1.12	$0.18
Diluted cash earnings per share (b)	1.32	1.26	1.14	1.28	1.13	0.19
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	0.00
Book value per share	34.21	34.09	33.13	32.04	32.51	1.70
Closing share price	57.78	60.23	62.87	63.09	52.00	5.78
Total market value of common shares ($ billions)	32.8	34.1	35.4	35.3	28.9	3.9

	As at
	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010	Change from January 31, 2010
Balance Sheet Highlights
Assets	$413,244	$411,640	$397,386	$390,166	$398,623	3.7%
Net loans and acceptances	176,914	176,643	173,555	169,753	169,588	4.3
Deposits	251,600	249,251	242,791	239,260	240,299	4.7
Common shareholders’ equity	19,422	19,309	18,646	17,944	18,054	7.6

	For the three months ended
	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010
Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	1.7	5.9	5.6	7.2	3.5
Diluted earnings per share growth	16.1	11.7	16.5	+100	+100
Diluted cash earnings per share growth (b)	16.8	11.5	16.3	+100	+100
Return on equity	15.7	15.1	13.7	16.4	14.3
Cash return on equity (b)	15.9	15.3	13.9	16.6	14.4
Net economic profit (NEP) growth (b)	48.6	40.8	+100	+100	+100
Operating leverage	(0.7)	(5.7)	(3.8)	17.9	24.0
Cash operating leverage (b)	(0.7)	(5.7)	(3.9)	17.7	23.9
Revenue growth	10.6	8.0	(2.4)	14.8	23.9
Non-interest expense growth	11.3	13.7	1.4	(3.1)	(0.1)
Cash non-interest expense growth (b)	11.3	13.7	1.5	(2.9)	0.0
Non-interest expense-to-revenue ratio	61.2	62.6	65.3	60.0	60.8
Cash non-interest expense-to-revenue ratio (b)	60.9	62.3	65.0	59.7	60.5
Provision for credit losses-to-average loans and acceptances (annualized)	0.56	0.58	0.50	0.59	0.79
Gross impaired loans and acceptances-to-equity and allowance for credit losses	12.84	13.55	13.54	15.20	13.89
Cash and securities-to-total assets ratio	35.6	35.0	34.6	35.8	33.9
Tier 1 capital ratio	13.02	13.45	13.55	13.27	12.53
Total capital ratio	15.17	15.91	16.10	15.69	14.82
Credit rating (d)
DBRS	AA	AA	AA	AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa2
Standard & Poor’s	A+	A+	A+	A+	A+
Twelve month total shareholder return	16.6	26.4	22.4	68.7	67.1
Dividend yield	4.85	4.65	4.45	4.44	5.38
Price-to-earnings ratio (times)	11.7	12.7	13.6	14.1	13.6
Market-to-book value (times)	1.69	1.77	1.90	1.97	1.60
Net economic profit (loss) ($ millions) (b)	255	225	158	264	171
Return on average assets	0.74	0.72	0.67	0.78	0.66
Net interest margin on average earning assets	1.82	1.89	1.88	1.88	1.85
Non-interest revenue-to-total revenue	51.4	50.2	46.0	50.1	49.3
Equity-to-assets ratio	5.3	5.3	5.3	5.3	5.2

All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.

(b)	Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(c)	For the period ended, or as at, as appropriate.

(d)	For a discussion of the significance of these credit ratings, see “Credit Ratings” on p.16 of Management’s Discussion and Analysis.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of March 1, 2011. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended January 31, 2011, included in this document, and the annual MD&A for the year ended October 31, 2010, included in BMO’s 2010 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

(Unaudited) (Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010		Increase (Decrease) vs. Q4-2010
Net interest income	1,627	95	6%	17	1%
Non-interest revenue	1,719	226	15%	100	6%
Revenue	3,346	321	11%	117	4%
Specific provision for credit losses	248	(85)	(26% )	(5)	(2% )
Increase in the general allowance	-	-	-	-	-
Total provision for credit losses	248	(85)	(26% )	(5)	(2% )
Non-interest expense	2,046	207	11%	23	1%
Provision for income taxes	258	81	45%	62	31%
Non-controlling interest in subsidiaries	18	(1)	(4% )	-	-
Net income	776	119	18%	37	5%

Amortization of acquisition-related intangible assets (after tax) (1)	8	1	19%	(1)	(3% )
Cash net income (2)	784	120	18%	36	5%

Earnings per share – basic ($)	1.31	0.19	17%	0.06	5%
Earnings per share – diluted ($)	1.30	0.18	16%	0.06	5%
Cash earnings per share – diluted ($) (2)	1.32	0.19	17%	0.06	5%
Return on equity (ROE)	15.7%		1.4%		0.6%
Cash ROE (2)	15.9%		1.5%		0.6%
Productivity ratio	61.2%		0.4%		(1.4% )
Cash productivity ratio (2)	60.9%		0.4%		(1.4% )
Operating leverage	(0.7% )		nm		nm
Cash operating leverage (2)	(0.7% )		nm		nm
Net interest margin on earning assets	1.82%		(0.03% )		(0.07% )
Effective tax rate	24.5%		3.7%		3.9%

Capital Ratios:
Tier 1 Capital Ratio	13.02%		0.49%		(0.43% )
Total Capital Ratio	15.17%		0.35%		(0.74% )

Net income:
Personal and Commercial Banking	486	32	7%	28	6%
P&C Canada	444	41	10%	25	6%
P&C U.S.	42	(9)	(17% )	3	8%
Private Client Group	153	42	38%	24	19%
BMO Capital Markets	257	45	21%	43	20%
Corporate Services, including Technology and Operations (T&O)	(120)	-	-	(58)	(97% )
BMO Financial Group Net Income	776	119	18%	37	5%

(1)	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.
(2)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the MD&A, which outlines the use of non-GAAP measures in this document.

nm – not meaningful.

4	• BMO Financial Group First Quarter Report 2011

Management’s Responsibility for Financial Information

Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended January 31, 2011 and relating to the design of our disclosure controls and procedures and internal control over financial reporting. Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at January 31, 2011, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

Bank of Montreal’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of Bank of Montreal; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As in prior quarters, Bank of Montreal’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2010 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.

With respect to the M&I transaction, such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.

In calculating the pro-forma impact of Basel III on our regulatory capital and regulatory capital ratios, we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimates. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at January 31 or as close to January 31 as was practical. The impact of IFRS conversion on our capital ratios is based on the analysis completed as of October 31, 2010. In calculating the impact of M&I and LGM on our capital position, our estimates reflect expected RWA and capital deductions at closing based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflects our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The Basel rules could be subject to further change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

BMO Financial Group First Quarter Report 2011 •	5

Economic Outlook and Review

After slowing in the summer and fall, Canada’s economy has improved amid strong business investment, firmer housing markets and steady consumer spending. Supported by high commodity prices and a pickup in U.S. demand, Canada’s real GDP likely grew at an annual rate of more than 3% in early 2011, the best performance in a year. However, the strong Canadian dollar and a shift toward a more restrictive fiscal policy will likely constrain the expansion in 2011. Moreover, higher interest rates and stricter mortgage rules are expected to moderate consumer spending and housing activity, slowing growth in personal credit and residential mortgages. Commercial loan demand, however, should strengthen as a result of robust business investment. The economy is projected to grow at a moderate rate of 2.8% in 2011, compared with estimated growth of 3.0% in 2010. An expected resumption of tighter monetary policy in the spring, coupled with high commodity prices, should lead to the Canadian dollar trading modestly above parity with the U.S. dollar in 2011.

The U.S. economic recovery has strengthened as a result of expansive monetary and fiscal policies and healthy global demand. Business capital spending remains solid and personal consumption has picked up following a reduction in household debt. However, housing markets remain weak and employment growth is uneven. The U.S. economy is projected to grow at a moderately strong rate of 3.2% in 2011, compared with 2.9% in 2010, the best performance in seven years. Despite improved growth, the Federal Reserve will likely maintain its low-interest rate policy for a third consecutive year in the face of high unemployment and low inflation. Stronger economic growth and low interest rates should support capital markets activity.

In the Midwest, where the bulk of our U.S. operations are located, the economy has also shown further signs of improvement. As a result of solid growth in exports, pent-up demand for motor vehicles and rising agricultural prices, growth is expected to strengthen moderately in 2011 at a pace consistent with the overall U.S. economy. Consumer and business loan demand should also improve, but the outlook for housing markets remains weak and unemployment rates are expected to remain elevated in the near term.

This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were decreased relative to the first and fourth quarters of 2010 by the weakening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate, expressed in terms of the Canadian dollar cost of a U.S. dollar, fell by 5% from a year ago and by 3% from the average of the fourth quarter of 2010. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q1-2011
(Canadian $ in millions, except as noted)	vs. Q1-2010	vs. Q4-2010
Canadian/U.S. dollar exchange rate (average)
Current period	1.0074	1.0074
Prior period	1.0587	1.0387
Increased (decreased) revenue	(39)	(24)
Decreased (increased) expense	26	16
Decreased (increased) provision for credit losses	7	4
Decreased (increased) income taxes and non-controlling interest in subsidiaries	-	1
Increased (decreased) net income	(6)	(3)

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuation on earnings for the year. Over the course of the current quarter, the U.S. dollar weakened slightly, as the exchange rate decreased from Cdn$1.0202 per U.S. dollar at October 31, 2010 to an average of Cdn$1.0074. However, hedging transactions resulted in a minimal after-tax loss of less than $1 million in the quarter. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months.

The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.

Other Value Measures

Net economic profit was $255 million (see the Non-GAAP Measures section), compared with $225 million in the fourth quarter and $171 million in the first quarter of 2010.

BMO’s average annual total shareholder return for the five-year period ended January 31, 2011 was 1.7%.

6	• BMO Financial Group First Quarter Report 2011

Net Income

Q1 2011 vs Q1 2010

Net income was $776 million for the first quarter of 2011, up $119 million or 18% from a year ago. Earnings per share were $1.30, up from $1.12 a year ago.

There was strong growth in both revenue and net income in each of our three operating groups. Expenses also increased appreciably, due to continued investment spending, including acquisitions, and increased performance-based compensation in line with higher revenues. Provisions for credit losses were lower due to the improved credit environment. Income taxes were higher due primarily to a provision for prior periods’ income taxes in the U.S. segment of BMO Capital Markets and higher earnings.

Q1 2011 vs Q4 2010

Net income increased $37 million or 4.9% from the fourth quarter and earnings per share increased $0.06 or 4.8% from $1.24.

Solid revenue growth outpaced expense growth in the quarter. Provisions for credit losses were modestly lower and income taxes were higher, due mostly to the provision for prior periods’ income taxes discussed above.

Revenue

BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes the revenues of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions.

Total revenue increased $321 million or 11% from a year ago. There were solid increases in each of our groups, with particularly strong growth in Private Client Group. The weaker U.S. dollar decreased revenue growth by $39 million or 1.3 percentage points, primarily in BMO Capital Markets and P&C U.S.

Revenue increased $117 million or 3.6% from the fourth quarter of 2010. There was particularly strong growth in BMO Capital Markets and Private Client Group. The weaker U.S. dollar decreased revenue growth by $24 million or 0.7 percentage points.

Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

Net Interest Income

Net interest income increased $95 million or 6.1% from a year ago, with solid growth in P&C Canada, P&C U.S. and Private Client Group. Higher BMO average earning assets drove the increase.

BMO’s overall net interest margin decreased by 3 basis points year over year to 1.82%. There were solid increases in each of the groups except BMO Capital Markets. Lower net interest income in Corporate Services also contributed to the overall reduction in net interest margin. Increased margin in P&C Canada was primarily driven by higher spreads in personal lending products, partially offset by lower spreads in commercial deposits. In P&C U.S., the increase was mainly due to higher loan spread and deposit balance growth, partially offset by deposit spread compression. In Private Client Group, the increase was due to higher deposit balances and spreads in our brokerage businesses, as well as higher loan and deposit balances in private banking. The reduction in net interest margin in BMO Capital Markets was primarily attributable to lower trading net interest income.

Average earning assets increased $25.1 billion or 7.6% relative to a year ago, but adjusted to exclude the impact of the weaker U.S. dollar, increased by $31.5 billion. Higher asset levels were attributable to loan growth in P&C Canada, increased trading assets in BMO Capital Markets and increases in personal loans in Private Client Group’s private banking business. There were also higher cash balances in Corporate Services representing increased deposits with the Federal Reserve. P&C U.S. average earning assets were lower as reduced business spending continues to affect credit utilization, which also contributed to lower loan balances in BMO Capital Markets. Large borrowers have been accessing debt markets and paying down bank facilities.

Relative to the fourth quarter, net interest income increased $17 million or 1.1%. Solid growth in BMO Capital Markets and P&C Canada was partially offset by lower net interest income in Corporate Services.

BMO’s overall net interest margin decreased 7 basis points from the fourth quarter to 1.82% due to growth in BMO Capital Markets lower-margin assets and reduced net interest income in Corporate Services. There was good margin improvement in P&C U.S., due to improved loan spreads and higher deposit balances, and in Private Client Group, due to higher deposit spreads. There was a small improvement in P&C Canada, as the impact of higher spreads in personal lending was offset by the impact of additional personal lending interest revenue recorded in the preceding quarter. There was increased dividend income in BMO Capital Markets.

Average earning assets increased $15.3 billion or 4.5% from the fourth quarter but adjusted to exclude the impact of the weaker U.S. dollar, increased $19.2 billion. The increase was attributable to strong growth in BMO Capital Markets due to higher trading assets. Growth was more subdued in the other groups.

BMO Financial Group First Quarter Report 2011 •	7

Net Interest Margin (teb)*

(In basis points)	Q1-2011	Increase (Decrease) vs. Q1-2010	Increase (Decrease) vs. Q4-2010
P&C Canada	300	5	1
P&C U.S.	404	68	15
Personal and Commercial Client Group	317	14	3
Private Client Group	292	11	6
BMO Capital Markets	80	(13)	2
Corporate Services, including Technology and Operations (T&O)**	nm	nm	nm
Total BMO	182	(3)	(7)
Total Canadian Retail***	302	8	1

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins, and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Corporate Services net interest income is negative and lowered BMO’s overall net interest margin to a greater degree in 2011 than in 2010.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.

nm  –  not meaningful

Non-Interest Revenue

Non-interest revenue is detailed in the attached summary unaudited consolidated financial statements. Non-interest revenue increased $226 million or 15% from a year ago. The growth was mostly attributable to strong increases in BMO Capital Markets and Private Client Group.

There was strong growth in securities commissions and fees in the relatively stronger trading environment, and in equity and foreign exchange trading revenues. Insurance income also rose strongly, benefiting from both growth in net premium revenue and the effects of favourable market movements on policyholder liabilities. There were also healthy increases in mutual fund revenues and underwriting and advisory fees. Most categories of non-interest revenue were higher and the few decreases were modest.

Securitization revenues decreased $5 million from a year ago. In the quarter, we securitized $0.7 billion of residential mortgage loans.

Relative to the fourth quarter, non-interest revenue increased $100 million or 6.1%. This improvement was also attributable to significant increases in BMO Capital Markets and Private Client Group.

There was strong growth in securities commissions and fees, trading revenues and insurance income. There was good growth in underwriting and advisory fees due to better market conditions. Card fees were down due to higher rewards costs and reduced cards and payments revenue as a result of lower volumes. Securitization revenues also fell, primarily due to lower spreads on securitized assets. Trading revenues in the fourth quarter were lowered by accounting adjustments in our equity trading business and trading results in the current quarter benefited from favourable market conditions.

Non-Interest Expense

Non-interest expense is detailed in the attached summary unaudited consolidated financial statements. Non-interest expense increased $207 million or 11% from a year ago to $2,046 million. Approximately 45% of the increase was due to continued investment in our P&C businesses including technology development initiatives and the addition of staff in Canada, while 15% was due to the effects of our acquisitions of certain assets and liabilities of the Rockford, Illinois-based bank and the Diners Club North American franchise. The remaining increase was driven by higher expenses in Private Client Group and BMO Capital Markets due to increased employee compensation, resulting from higher revenues and staff additions. The weaker U.S. dollar reduced expense growth by $26 million or 1.4 percentage points, but the harmonized sales tax, implemented in both Ontario and British Columbia on July 1, 2010, increased expenses year over year by a comparable amount.

There were significant increases in employee compensation, as discussed above. Computer equipment, travel and business development and professional fees were also appreciably higher than a year ago, reflecting continued investments in the business and expenditures to support revenue growth.

Relative to the fourth quarter, non-interest expense increased $23 million or 1.2%. The weaker U.S. dollar decreased expense growth by $16 million or 0.8 percentage points. Employee compensation costs were significantly higher due largely to increases in performance-based compensation and benefits costs. Higher performance-based compensation reflects increased revenues and a $63 million charge for performance-based compensation costs in respect of employees eligible to retire, which are expensed when awards are made in the first quarter of each year. Benefits costs are typically higher in the first quarter of the year. There were reductions in computer equipment costs, travel and business development and professional fees, all of which were somewhat elevated in the fourth quarter.

8	• BMO Financial Group First Quarter Report 2011

Risk Management

The global economic recovery is continuing at a moderate pace. In the United States, unemployment rates remain elevated and weak commercial and residential real estate markets continue to impact the recovery. Sovereign debt issues also remain a concern.

Specific provisions for credit losses in the first quarter of 2011 were $248 million or an annualized 56 basis points of average net loans and acceptances, compared with $253 million or 58 basis points in the fourth quarter of 2010 and $333 million or 79 basis points in the first quarter of 2010. There was no general provision in the current quarter or in the comparable quarters.

On a geographic basis, specific provisions in Canada and other countries were $116 million in the first quarter of 2011, $97 million in the fourth quarter of 2010 and $143 million in the first quarter of 2010. Provisions in the United States for the comparable periods were $132 million, $156 million and $190 million, respectively.

BMO employs a methodology for segmented reporting purposes whereby credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating group based on actual credit losses, rather than their share of expected credit losses.

Actual credit losses in the first quarter of 2011 were: $160 million in P&C Canada; $131 million in P&C U.S.; $3 million in PCG; and nil in BMO Capital Markets. The P&C Canada losses of $160 million include credit losses of $46 million related to securitized assets, which are reflected as a reduction of non-interest revenue in Corporate Services under our securitization reporting methodology and therefore not included in BMO’s $248 million of specific provisions.

Actual credit losses in the fourth quarter of 2010 were: $146 million in P&C Canada (which includes credit losses of $45 million related to securitized assets reported as a reduction of non-interest revenue in Corporate Services); $130 million in P&C U.S.; $6 million in PCG; and $16 million in BMO Capital Markets.

Actual credit losses in the first quarter of 2010 were: $190 million in P&C Canada (which includes losses of $53 million on securitized assets reported as a reduction of non-interest revenue in Corporate Services); $131 million in P&C U.S.; $5 million in PCG; and $60 million in BMO Capital Markets.

Impaired loan formations totalled $283 million in the current quarter, down from $461 million in the fourth quarter of 2010 and $456 million a year ago. Consistent with recent quarters, U.S.-related formations represented over half of BMO’s total formations in the quarter.

Total gross impaired loans were $3,066 million at the end of the current quarter, down from $3,221 million at the end of the fourth quarter. Impaired loans in the first quarter of 2011 include $289 million of the loans acquired in the Rockford, Illinois-based bank transaction completed in the second quarter of 2010. Under the terms of the transaction, the Federal Deposit Insurance Corporation (FDIC) absorbs 80% of losses on the acquired loans.

BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 82 to 88 of BMO’s 2010 Annual Report.

There were no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a strong liquidity position.

On December 16, 2010, the Basel Committee on Banking Supervision finalized the Basel III international framework for liquidity risk measurement, standards and monitoring. The transitional arrangements for the measures and standards consist of additional quantitative impact studies in 2011 and observation periods through to January 1, 2018. On February 1, 2011, the Office of the Superintendent of Financial Institutions Canada (OSFI) announced it will update its liquidity framework during 2011 to align with the Basel framework. Based on the Basel framework’s design and calibration, the standards would result in higher costs for the banking industry, including BMO. BMO is working with the industry and regulators to understand the likely costs.

Trading and Underwriting Market Value Exposure (MVE) increased quarter over quarter. As noted on page 83 in our 2010 annual MD&A, further changes were planned in the calculation and risk governance of our available-for-sale securities (AFS) exposures for fiscal 2011. In that regard, our AFS positions are now reported separately from the trading mark-to-market exposures in our comprehensive risk and issuer risk measures. Furthermore, an enhancement incorporating additional risk factors was implemented in our AFS calculations during the quarter. The inclusion of these risk factors was a key driver of the quarter-over-quarter increase in AFS interest rate risk exposure, along with an increase in mainly U.S. denominated assets.

There were no significant changes in our structural market risk management practices during the quarter. Structural MVE is outlined on the following page and is driven by rising interest rates. The exposure has increased modestly since the prior quarter, reflecting the impact of mortgage and loan customers extending maturity term. Structural earnings volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans re-pricing lower.

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter.

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2011 •	9

Provisions for Credit Losses

(Canadian $ in millions, except as noted)	Q1-2011	Q4-2010	Q1-2010
New specific provisions	330	343	401
Reversals of previously established allowances	(24)	(38)	(23)
Recoveries of loans previously written-off	(58)	(52)	(45)
Specific provision for credit losses	248	253	333
Increase in the general allowance	-	-	-
Provision for credit losses (PCL)	248	253	333
Specific PCL as a % of average net loans and acceptances (annualized)	0.56%	0.58%	0.79%
PCL as a % of average net loans and acceptances (annualized)	0.56%	0.58%	0.79%

Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)
GIL, Beginning of Period	3,221	3,128	3,297
Additions to impaired loans & acceptances	283	461	456
Additions to (reductions in) impaired loans due to acquisitions (1)	-	-	-
Reductions in impaired loans & acceptances (2)	(149)	(76)	(265)
Write-offs	(289)	(292)	(354)
GIL, End of Period (1)	3,066	3,221	3,134
GIL as a % of gross loans & acceptances (excluding acquisitions)	1.55%	1.65%	1.83%
GIL as a % of gross loans & acceptances (including acquisitions)	1.71%	1.80%	1.83%
GIL as a % of equity and allowance for credit losses (excluding acquisitions) (3)	11.63%	12.28%	13.89%
GIL as a % of equity and allowances for credit losses (including acquisitions) (3)	12.84%	13.55%	13.89%

(1)	The U.S. portfolio acquired in Q2 2010 included impaired loans with an estimated value of $437 million, reduced to $327 million in Q3. Subsequent changes in impaired loan balances on this portfolio are included in “Additions to” or “Reductions in impaired loans & acceptances”, on a basis consistent with our other loans. All loans in the acquired portfolio are covered by a loss-sharing agreement, with the FDIC absorbing 80% of loan losses. There were $289 million of GIL on this portfolio in Q1 2011 ($302 million in Q4 2010).
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations ($170 million in Q1 2011; $172 million in Q4 2010; and $193 million in Q1 2010).
(3)	Effective Q4 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods were restated to reflect this change.

Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended January 31, 2011				As at October 31, 2010
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end
Commodities risk	(0.2)	(0.2)	(0.4)	(0.1)	(0.1)
Equity risk	(4.6)	(5.0)	(7.6)	(4.2)	(7.5)
Foreign exchange risk	(3.4)	(4.6)	(6.6)	(0.9)	(0.6)
Interest rate risk (Mark-to-Market)	(8.3)	(10.5)	(15.6)	(7.8)	(7.5)
Diversification	6.6	9.0	nm	nm	4.8
Comprehensive risk	(9.9)	(11.3)	(14.7)	(9.0)	(10.9)
Issuer risk	(3.5)	(3.0)	(4.0)	(2.3)	(2.7)
Total comprehensive & issuer risk	(13.4)	(14.3)	(17.2)	(12.0)	(13.6)
Interest rate risk (Available-for-sale securities portfolio)	(16.6)	(13.8)	(18.0)	(6.7)	(7.4)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm  –  not meaningful

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	Jan. 31 2011	Oct 31. 2010
Market value exposure (MVE) (pre-tax)	(596.0)	(564.1)
12-month earnings volatility (EV) (after-tax)	(79.2)	(63.8)

*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

(Canadian equivalent)	Economic value sensitivity (Pre-tax)		Earnings sensitivity over the next 12 months (After-tax)
	Jan. 31 2011	Oct. 31 2010	Jan. 31 2011	Oct. 31 2010
100 basis point increase	(414.3)	(380.5)	18.6	20.9
100 basis point decrease	335.7	322.3	(77.6)	(70.3)

200 basis point increase	(866.0)	(815.1)	22.0	33.4
200 basis point decrease	688.0	738.2	(6.3)	(12.8)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at January 31, 2011 results in an increase in earnings after tax of $80 million and an increase in before tax economic value of $255 million ($77 million and $295 million, respectively, at October 31, 2010). A 100 basis point decrease in interest rates at January 31, 2011 results in a decrease in earnings after tax of $74 million and a decrease in before tax economic value of $270 million ($71 million and $304 million, respectively, at October 31, 2010). These impacts are not reflected in the table above.

10	• BMO Financial Group First Quarter Report 2011

Income Taxes

As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes of $258 million increased $81 million from the first quarter of 2010 and $62 million from the fourth quarter of 2010. The effective tax rate for the quarter was 24.5%, compared with 20.8% in the first quarter of 2010 and 20.6% in the fourth quarter of 2010. The higher effective tax rate in the current quarter was primarily due to a provision for prior periods’ income taxes recorded in the U.S. business segment of BMO Capital Markets, partially offset by a reduction in the statutory Canadian income tax rate in 2011.

As explained at the end of the Q1 2011 Regulatory Capital Review section, to manage the impact of foreign exchange rate changes on BMO’s investments in foreign operations and their effect on the bank’s capital ratios to acceptable levels, BMO may partially or fully hedge foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period in shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge or benefit arising from a hedging gain or loss is a function of the fluctuation in the Canadian/U.S. exchange rate from period to period. Hedging of the investments in U.S. operations has given rise to an income tax charge in shareholders’ equity of $64 million for the quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the summary unaudited consolidated financial statements for further details.

BMO Financial Group First Quarter Report 2011 •	11

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009	Q2-2009
Total revenue	3,346	3,229	2,907	3,049	3,025	2,989	2,978	2,655
Provision for credit losses – specific	248	253	214	249	333	386	357	372
Provision for credit losses – general	-	-	-	-	-	-	60	-
Non-interest expense	2,046	2,023	1,898	1,830	1,839	1,779	1,873	1,888
Net income	776	739	669	745	657	647	557	358
Basic earnings per share ($)	1.31	1.25	1.13	1.27	1.12	1.12	0.97	0.61
Diluted earnings per share ($)	1.30	1.24	1.13	1.26	1.12	1.11	0.97	0.61
Net interest margin on earning assets (%)	1.82	1.89	1.88	1.88	1.85	1.73	1.74	1.55
Effective income tax rate (%)	24.5	20.6	13.4	21.4	20.8	19.2	16.4	4.4
Canadian/U.S. dollar exchange rate (average)	1.01	1.04	1.05	1.03	1.06	1.08	1.11	1.24

Net income:
P&C Canada	444	419	425	394	403	402	366	344
P&C U.S.	42	39	40	46	51	52	58	81
Personal and Commercial Banking	486	458	465	440	454	454	424	425
Private Client Group	153	129	105	115	111	106	114	72
BMO Capital Markets	257	214	130	260	212	259	309	187
Corporate Services, including T&O	(120)	(62)	(31)	(70)	(120)	(172)	(290)	(326)
BMO Financial Group	776	739	669	745	657	647	557	358

BMO’s quarterly earning trends were reviewed in detail on pages 94 and 95 of the 2010 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the second quarter of fiscal 2009 through the first quarter of fiscal 2011.

Results in the past year have been strengthening, generally, reflecting a trend toward stronger revenues, reduced provisions for credit losses and increased net income. Expenses have been growing, reflecting acquisitions, initiative spending and business growth.

P&C Canada continues to benefit from the strong volume growth experienced over 2010 with favourable movements in market share in a number of key businesses. P&C Canada has performed well with generally increasing revenues and profitability, and good revenue increases in both personal and commercial businesses, driven by volume growth across most products and improved net interest margin. Results include the impact of the Diners Club North American franchise effective in the first quarter of 2010.

P&C U.S. has operated in a difficult economic environment since 2007 and results in 2009 and 2010 as well as the first quarter of 2011 have increasingly been impacted by the effect of impaired loans, which negatively impacts both revenues and expenses. Results in 2010 were also affected by acquisition integration costs. The economic environment in 2010 led to a drop in loan utilization, which affected revenue growth and net income. Commencing in the second quarter of 2010, P&C U.S. results reflect the acquisition of certain assets and liabilities of a Rockford, Illinois-based bank.

Private Client Group results in the most recent quarters reflect continued growth in most of our businesses. The insurance business, particularly in the most recent quarter, benefited from the effects of favourable market movements on policyholder liabilities and from higher net premium revenue. The group’s asset levels remained low in the first half of 2009 but improved somewhat in the latter half of 2009 and have increased over the course of 2010 and into 2011 as equity markets strengthened. Insurance results in the third quarter of 2009 included a $23 million recovery of prior periods’ income taxes.

BMO Capital Markets results in 2009 were very strong as the trading environment was very favourable. In 2010, revenues improved from 2009 but net income was down slightly and quarterly results were uneven, with strong results in the second quarter and particularly weak net income in the third quarter due primarily to a combination of the negative impact of widening credit spreads, lower trading margins and fewer trading opportunities. Results for the most recent quarter reflect increases in trading revenue, mergers and acquisitions activity and underwriting fees. They were lowered by a provision for prior periods’ income taxes.

Corporate Services results had improved from the first half of 2009 due to decreased provisions for credit losses and better revenues. Results in the first nine months of 2009 were affected by reduced revenues related to both the negative carry on certain asset-liability interest rate positions, resulting from the impact of market interest changes, and the impact of funding activities that enhanced our strong liquidity position. The impact lessened over time due to management actions and more stable market conditions. Results were affected by $118 million of severance costs in the second quarter of 2009 and a $60 million increase in the general allowance for credit losses in the third quarter of 2009. Net income improved in each consecutive quarter of 2009 and 2010 until recent quarters, when net income was lowered by an upward movement in provisions for credit losses and, in the most recent quarter, reduced revenues.

The effective income tax rate can vary as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

The U.S. dollar weakened over the latter half of 2009, but has weakened at a slower pace since then. A weaker U.S. dollar lowers the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.

12	• BMO Financial Group First Quarter Report 2011

Balance Sheet

Total assets of $413.2 billion increased $1.6 billion from October 31, 2010. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated assets by $1.7 billion. The $1.6 billion increase primarily reflects higher securities borrowed or purchased under resale agreements of $7.8 billion, higher cash and cash equivalents of $3.3 billion and higher other assets of $0.8 billion. These factors were partially offset by decreases in derivative assets of $10.4 billion.

The $7.8 billion increase in securities borrowed or purchased under resale agreements was primarily due to client driven activities.

The $3.3 billion increase in cash and cash equivalents was mainly attributable to cash invested on a short-term basis with the U.S. Federal Reserve owing to deposit growth.

Net loans and acceptances balances increased marginally. There was growth of $1.6 billion in residential mortgages and $0.6 billion in consumer instalment and other personal loans, primarily due to growth in home equity loans. This growth was offset by a reduction in loans to businesses and governments of $2.0 billion as more corporate clients have accessed the debt market and have used those funds to pay down bank facilities. Loans include $1.3 billion in balances as a result of the Rockford, Illinois-based bank transaction and $0.8 billion in loans from the Diners Club North American franchise acquisition.

The $10.4 billion decrease in derivative assets was primarily in interest rate contracts, due to higher longer-term interest rates. There was a comparable reduction in derivative financial liabilities.

Liabilities and shareholders’ equity increased $1.6 billion from October 31, 2010. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated liabilities by $1.7 billion. The $1.6 billion increase primarily reflects growth in deposits of $2.3 billion, securities sold but not yet purchased of $5.7 billion, securities lent or sold under repurchase agreements of $5.0 billion and shareholders’ equity of $0.1 billion. These factors were largely offset by a decrease in derivative financial liabilities of $10.6 billion, lower capital trust securities of $0.4 billion and lower other liabilities of $0.8 billion.

Deposits by businesses and governments, which account for 53% or $133.1 billion of total deposits, increased $2.3 billion largely due to an increase in U.S. seasonal deposits. Deposits by individuals, which account for 39% or $98.6 billion of total deposits, decreased $0.4 billion and were offset by a $0.4 billion increase in deposits by banks, which account for the remaining 8% or $19.9 billion of total deposits.

Securities sold but not yet purchased increased $5.7 billion and securities lent or sold under repurchase agreements increased $5.0 billion mainly due to increased client-driven activities.

The decrease in capital trust securities was due to the $400 million redemption of all of the outstanding Trust Capital Securities Series B (“BMO BOaTS – Series B”) during the quarter.

The increase in shareholders’ equity of $0.1 billion reflects an increase in retained earnings, mainly offset by an increase in accumulated other comprehensive loss.

Contractual obligations by year of maturity are outlined in Table 20 on page 106 of BMO’s 2010 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

BMO Financial Group First Quarter Report 2011 •	13

Capital Management

Q1 2011 Regulatory Capital Review

BMO remains well capitalized, with a Basel II Tier 1 Capital Ratio of 13.02% as at January 31, 2011. Tier 1 capital was $21.5 billion and risk-weighted assets (RWA) were $165.3 billion. The ratio remains strong, but decreased 43 basis points from 13.45% in the fourth quarter primarily as a result of lower Tier 1 capital, due largely to a capital redemption, and higher RWA as explained below. The Basel II Common Equity Ratio was 10.15%, down from 10.26% at the end of fiscal 2010, primarily due to higher RWA partially offset by growth in regulatory common equity net of Basel II deductions.

In the first quarter of 2011, the Office of the Superintendent of Financial Institutions Canada (OSFI) approved BMO’s application to use the Advanced Internal Ratings Based (AIRB) approach to determine credit risk RWA for Harris Bancorp, Inc. The change in methodology increased Basel II capital deductions for expected losses in excess of allowances, reduced the portion of the general allowance that can be included in Tier 2 capital and increased RWA.

Tier 1 capital decreased $164 million from October 31, 2010, primarily due to the $400 million redemption of BMO BOaTS – Series B in December and higher Basel II capital deductions as noted above. These factors were partially offset by higher retained earnings and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options.

RWA increased $4.1 billion from October 31, 2010, primarily due to the adoption of the AIRB approach for Harris Bancorp, Inc., as outlined above, partially offset by lower trading book and securitization RWA.

BMO’s Basel II Total Capital Ratio was 15.17% at January 31, 2011. The ratio decreased 74 basis points from 15.91% in the fourth quarter. Total capital decreased $563 million to $25.1 billion.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. Foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity, which when coupled with the foreign exchange impact of U.S. dollar-denominated RWA on Canadian dollar-equivalent RWA, can create volatility in the bank’s capital ratios. To manage the impact of foreign exchange rate changes on the bank’s capital ratios to acceptable levels, BMO may partially or fully hedge this foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars.

Potential Impacts of Proposed Regulatory Capital Changes and Conversion to IFRS

On December 16, the Basel Committee provided additional guidance on Basel III capital requirements. The rules on Basel III capital requirements have now been largely outlined and BMO’s Basel III Capital Ratios are strong.

We consider the Common Equity Ratio and the Tier 1 Capital Ratio to be the primary capital ratios under Basel III. Based on our analysis and assumptions, BMO’s pro-forma January 31, 2011 Common Equity Ratio and Tier 1 Capital Ratio would be 8.2% and 10.7%, respectively, up from our pro-forma estimates at October 31, 2010 of 7.8% and 10.4%, respectively. The improvements were primarily due to a lower increase in counterparty credit risk RWA under Basel III as a result of updated methodologies outlined in the December 16 Basel Committee press release. The ratios were also affected by the changes in capital and RWA referenced in the Q1 2011 Regulatory Capital Review section.

Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets (Canadian $ in millions)	Q1-2011	Q4-2010
Common shareholders’ equity	19,108	18,753
Non-cumulative preferred shares	2,571	2,571
Innovative Tier 1 capital Instruments	2,137	2,542
Non-controlling interest in subsidiaries	22	23
Goodwill and excess intangible assets	(1,598)	(1,619)
Net Tier 1 Capital	22,240	22,270
Securitization-related deductions	(153)	(165)
Expected loss in excess of allowance-AIRB approach	(144)	-
Substantial investments/Investment in insurance subsidiaries	(429)	(427)
Adjusted Tier 1 Capital (Tier 1 Capital)	21,514	21,678
Subordinated debt	3,713	3,776
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for- sale equity securities	17	10
Eligible general allowance for credit losses	36	292
Total Tier 2 Capital	4,566	4,878
Securitization-related deductions	(19)	(29)
Expected loss in excess of allowance-AIRB approach	(144)	-
Substantial Investments/Investment in insurance subsidiaries	(843)	(890)
Adjusted Tier 2 Capital	3,560	3,959
Total Capital	25,074	25,637

Risk-Weighted Assets
(Canadian $ in millions)	Q1-2011	Q4-2010
Credit risk	139,831	136,290
Market risk	5,190	5,217
Operational risk	20,266	19,658
Total risk-weighted assets	165,287	161,165

Outstanding Shares and Securities Convertible into Common Shares

As at February 23, 2011	Number of shares or dollar amount
Common shares	567,923,000
Class B Preferred Shares
Series 5	$ 200,000,000
Series 13	$ 350,000,000
Series 14	$ 250,000,000
Series 15	$ 250,000,000
Series 16	$ 300,000,000
Series 18	$ 150,000,000
Series 21	$ 275,000,000
Series 23	$ 400,000,000
Convertible into common shares:
Class B Preferred Shares (1)
Series 10	US$ 300,000,000
Stock options
– vested	8,108,000
– non-vested	7,801,000

(1)	Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.

Details on share capital are outlined in the 2010 Annual Report in Note 20 to the audited financial statements on pages 145 to 146.

14	• BMO Financial Group First Quarter Report 2011

The preceding pro-forma ratios do not include the impact of the Marshall & Ilsley Corporation (M&I) and Lloyd George Management (LGM) acquisitions announced in the first quarter, which are expected to close later this year. The estimated impact of the acquisitions on our capital ratios is described in the Other Capital Developments section that follows.

The pro-forma calculations in this section and the sections that follow assume full implementation of announced Basel III capital deductions and RWA changes and include the potential impact of certain key changes associated with the adoption of International Financial Reporting Standards (IFRS). The impacts of the changes from IFRS are based on our analysis to date, as set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section in our 2010 Annual Report. In calculating the Basel III Tier 1 Capital Ratio, we also assumed existing non-common share Tier 1 capital instruments are fully included in Tier 1 capital. These instruments do not meet Basel III capital requirements and will be subject to the grandfathering provisions as outlined in our 2010 Annual Report. We expect to be able to refinance non-common share capital instruments as and when necessary to meet applicable non-common share capital requirements.

The Basel III pro-forma ratios do not reflect management actions that may be taken to mitigate the impact of the changes, the benefit of retained earnings growth over time that could be available to meet these requirements, or factors beyond the control of management.

On February 1, 2011, OSFI released an advisory outlining its approach to implementing Basel III capital adequacy requirements for Canadian banks. OSFI expects minimum capital requirements to follow the Basel III transition plan and banks are expected to have in place and pursue internal capital plans and targets that will enable them to meet the Basel III capital requirements. OSFI also set out its expectations for banks that already meet the minimum ratio requirement during the transition period but do not yet meet the 7% Basel III Common Equity Tier 1 target. They are expected to meet the capital conservation buffer requirement of 2.5% to absorb losses during periods of stress as soon as reasonably possible, to maintain prudent earnings retention policies and to avoid actions that weaken their capital position. OSFI expects that the combination of sound capital management and the international guidance on prudent earnings retention will result in banks meeting the 2019 Basel III capital requirements early in the transition period.

In January 2011, the Basel Committee released guidance on non-viable contingent capital (NVCC) which outlined a new requirement that in order to qualify as regulatory capital, non-common share capital instruments must ensure investors bear losses before taxpayers in the event that the government determines that it is in the public interest to rescue a non-viable financial institution. On February 4, 2011, OSFI issued a draft advisory on NVCC seeking feedback on OSFI’s implementation proposal.

On February 4, OSFI also released guidance on the grandfathering treatment that will apply to non-common share capital instruments that do not meet Basel III requirements. The guidance outlined the requirements to redeem capital instruments through a regulatory capital event. On February 7, 2011, BMO confirmed that it does not anticipate redeeming any of its outstanding regulatory capital instruments through the use of a regulatory capital event.

Other Capital Developments

On December 17, 2010, we announced an agreement to acquire M&I, and on January 11, 2011, we announced an agreement to acquire LGM. At the time of the M&I announcement, we indicated that we anticipated a common equity offering of $800 million given the acquisition and other considerations. We now anticipate that we may complete a common equity offering of less than $400 million prior to the closing of the transaction. The smaller common equity issue is now anticipated after considering the lower Basel III counterparty credit risk requirements based on new guidance from the Basel Committee on December 16, and updated BMO and M&I capital and RWA assumptions.

After incorporating the estimated capital requirements for both M&I and LGM at closing, the share exchange with M&I shareholders, and assuming no common equity is raised, the bank’s pro-forma Basel II Common Equity Ratio and Tier 1 Capital Ratio would be approximately 8.8% and 11.0%, respectively, as at January 31, 2011. The bank’s pro-forma Basel III Common Equity Ratio and Tier 1 Capital Ratio would be approximately 6.4% and 8.4%, respectively, as at January 31, 2011. If the pro-forma ratios were calculated assuming a $400 million common share issuance, the pro-forma ratios would be approximately 20 basis points higher. BMO’s pro-forma Basel III capital ratios remain strong after considering the acquisitions and the bank is well-positioned to meet Basel III capital requirements in the near term.

During the quarter, 1,305,000 shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter. On December 13, 2010, we announced a new normal course issuer bid, commencing December 16, 2010 and ending December 15, 2011, under which we may repurchase for cancellation up to 15 million BMO common shares, representing approximately 2.6% of our public float of common shares, as defined by the Toronto Stock Exchange. No common shares were repurchased under our normal course issuer bid that expired on December 1, 2010.

On March 1, 2011, BMO announced that the Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable May 26, 2011, to shareholders of record on May 2, 2011. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (“Plan”). Under the Plan, the Board of Directors determines whether the common shares will be purchased on the secondary market or issued by the bank from treasury. At this time, the common shares purchased under the Plan will be issued from treasury without discount from the average market price of the common shares (as defined in the Plan).

This Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2011 •	15

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Credit Rating

The credit ratings assigned to BMO’s senior debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings materially decrease, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our rating could have additional consequences, including those set out in Note 10 to our annual consolidated financial statements.

BMO’s senior debt credit ratings were unchanged in the quarter. All four ratings are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch Ratings (AA-); Moody’s Investors Service (Aa2); and Standard & Poor’s Ratings Services (A+). These credit ratings are also disclosed in the Financial Highlights section located near the beginning of this document.

During the first quarter, Moody’s placed its rating under review for downgrade following the announcement of our intention to acquire M&I, citing execution risks and the scope of the integration work with this major transaction. The other three ratings agencies continue to maintain their ratings with a stable outlook.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are both discussed in Note 27 to the audited consolidated financial statements on page 159 of the 2010 Annual Report.

Off-Balance-Sheet Arrangements

BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Variable Interest Entities and Guarantees, which are described on pages 64 to 66 and 68 to 70 of the 2010 Annual Report as well as in Notes 4 and 6 to the attached unaudited interim consolidated financial statements. See the Select Financial Instruments section for comments on any significant changes to our off-balance-sheet arrangements during the quarter ended January 31, 2011.

Accounting Policies and Critical Accounting Estimates

The notes to BMO’s October 31, 2010 audited consolidated financial statements outline our significant accounting policies.

Pages 68 to 70 of the 2010 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.

Select Financial Instruments

Pages 63 to 67 of BMO’s 2010 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures. We follow a practice of reporting on significant changes, if any, in our interim MD&A.

The amount drawn on the liquidity facilities BMO provides to the Structured Investment Vehicles (SIVs) was lowered to US$3.8 billion and €417 million at the end of the quarter, down from US$4.3 billion and €478 million at the end of fiscal 2010. The decrease was attributable to asset sales and asset maturities. The book value of the subordinated capital notes at quarter end was US$536 million and €118 million for Links and Parkland, respectively, compared with US$689 million and €141 million, respectively, at October 31, 2010.

Select Geographic Exposures

In the euro zone, BMO’s direct credit exposures in Greece, Ireland, Italy, Portugal and Spain are primarily to banks for trade finance, lending and trading products. Exposures remain modest, at approximately $220 million. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These reserves totalled approximately $240 million at quarter end.

The BMO-managed SIVs had exposure with a par value of approximately $55 million to banks in these countries as at January 31, 2011, comprised of approximately $40 million of government guaranteed Irish bank senior debt and approximately $15 million of Irish bank subordinated debt. This exposure was down from approximately $245 million at year end. As disclosed in our annual MD&A and fourth quarter earnings press release, the decline in the par value of these exposures since year end was largely due to the recognition of impairments and losses realized on the sale or exchange of Irish bank subordinated debt. These impairments and losses reduced the book value of the SIVs subordinated capital notes, as outlined in the section above, with no direct impact on BMO’s financial results.

BMO’s direct credit exposure to the North African countries of Egypt, Libya, Morocco, Algeria and Tunisia consists solely of trade finance products with bank counterparties. Exposures in these countries amounted to approximately $135 million at quarter end, including exposure of approximately $35 million to counterparties in Egypt, approximately $10 million to counterparties in Tunisia and negligible exposure to counterparties in Libya.

16	• BMO Financial Group First Quarter Report 2011

Future Changes in Accounting Policies

Transition to International Financial Reporting Standards

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012, prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010 (transition date).

Our enterprise-wide project to transition to IFRS remains on track. We have completed our diagnostic review and assessment phase. Our implementation and education phase is nearing completion, and we have substantially completed detailed planning for the third and final phase of our transition. This final phase includes the development of controls and procedures necessary to restate our 2011 opening balance sheet and financial results on an IFRS basis in preparation for our transition to IFRS in 2012, and finalizing our choices on the policy decisions available under IFRS.

Based on our analysis to date, the main accounting changes that will result from the adoption of IFRS are expected to be in the areas of pension and other employee future benefits, asset securitization, consolidation and accumulated other comprehensive loss on translation of foreign operations. The differences between the bank’s accounting policies and IFRS requirements associated with these areas, combined with our decisions on the optional exemptions from retroactive application of IFRS, will result in measurement and recognition differences when we transition to IFRS. The net impact of these differences will be recorded in opening retained earnings, affecting shareholders’ equity. These impacts will also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which will have no impact on our capital ratios.

The main accounting changes listed should not be considered a comprehensive list of the impacts of adopting IFRS, but rather the most significant of certain key changes based on our analysis to date. Precisely quantifying all of the impacts that will result from adopting IFRS will be dependent on the completion of all our project workstreams, finalization of all decisions where choices of accounting policies are available, including optional exemptions from retroactive restatement available under IFRS, and the prevailing market conditions and economic circumstances at the time of transition. Other significant differences may be identified prior to our transition to IFRS.

Pages 71 through 73 of our 2010 Annual Report contain discussions on the key elements of our transition plan, approximate impacts to our 2011 opening balance sheet and capital ratios of certain key differences, and our assessment of the optional exemptions from retroactive application of IFRS. Readers are encouraged to review these discussions for more details.

This Transition to International Financial Reporting Standards section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

U.S. Legislative Developments

On July 21, 2010, President Obama signed into law the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act is broad in scope and we are assessing the impact of the legislation on our operations. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall financial impact on our operations or the financial industry more generally. We anticipate an increase in regulatory costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The Financial Crisis Responsibility Fee that the Obama Administration has proposed levying on U.S. financial institutions that have assets exceeding a certain threshold was re-proposed in the Administration’s 2012 budget. Although the details of the proposed fee have not been fully released, the proposed fee, if implemented, could apply to some or all of our U.S. operations. The proposed fee will not become law unless approved by the President and the United States Congress.

BMO Financial Group First Quarter Report 2011 •	17

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q1-2011

	Q1-2011
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corporate including T&O	Total BMO
Net interest income (teb) (1)	1,399	103	336	(211)	1,627
Non-interest revenue	491	558	627	43	1,719
Total revenue (teb) (1)	1,890	661	963	(168)	3,346
Provision for credit losses	173	2	30	43	248
Non-interest expense	1,034	459	493	60	2,046
Income before income taxes and non-controlling interest in subsidiaries	683	200	440	(271)	1,052
Income taxes (recovery) (teb) (1)	197	47	183	(169)	258
Non-controlling interest in subsidiaries	-	-	-	18	18
Net income Q1-2011	486	153	257	(120)	776
Net income Q4-2010	458	129	214	(62)	739
Net income Q1-2010	454	111	212	(120)	657
Other statistics
Net economic profit	278	121	127	(271)	255
Return on equity	25.3%	48.3%	21.9%	nm	15.7%
Cash return on equity	25.7%	48.8%	21.9%	nm	15.9%
Operating leverage	(1.1% )	5.6%	9.5%	nm	(0.7% )
Cash operating leverage	(1.1% )	5.6%	9.5%	nm	(0.7% )
Productivity ratio (teb)	54.7%	69.5%	51.2%	nm	61.2%
Cash productivity ratio (teb)	54.3%	69.2%	51.2%	nm	60.9%
Net interest margin on earning assets (teb)	3.17%	2.92%	0.80%	nm	1.82%
Average common equity	7,306	1,244	4,425	5,729	18,704
Average earning assets ($ billions)	175.1	13.9	165.7	(0.7)	354.0
Full-time equivalent staff	20,489	4,869	1,986	10,797	38,141

nm – not meaningful

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.

The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2011.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

18	• BMO Financial Group First Quarter Report 2011

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010		Increase (Decrease) vs. Q4-2010
Net interest income (teb)	1,399	116	9%	15	1%
Non-interest revenue	491	13	3%	(24)	(5%	)
Total revenue (teb)	1,890	129	7%	(9)	(1%	)
Provision for credit losses	173	22	14%	10	6%
Non-interest expense	1,034	81	9%	(40)	(4%	)
Income before income taxes	683	26	4%	21	3%
Income taxes (teb)	197	(6)	(2% )	(7)	(3%	)
Net income	486	32	7%	28	6%

Amortization of acquisition-related intangible assets (after tax)	6	-	-	-	-
Cash net income	492	32	7%	28	6%
Return on equity	25.3%		(1.6% )		(2.0%	)
Cash return on equity	25.7%		(1.6% )		(2.1%	)
Operating leverage	(1.1% )		nm		nm
Cash operating leverage	(1.1% )		nm		nm
Productivity ratio (teb)	54.7%		0.6%		(1.8%	)
Cash productivity ratio (teb)	54.3%		0.5%		(1.8%	)
Net interest margin on earning assets (teb)	3.17%		0.14%		0.03%
Average earning assets ($ billions)	175.1	6.9	4%	0.2	-

nm – not meaningful

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)

(Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010		Increase (Decrease) vs. Q4-2010
Net interest income (teb)	1,109	91	9%	18	2%
Non-interest revenue	419	25	7%	(11)	(2% )
Total revenue (teb)	1,528	116	8%	7	1%
Provision for credit losses	136	16	13%	4	3%
Non-interest expense	773	62	9%	(14)	(2% )
Income before income taxes	619	38	7%	17	3%
Income taxes (teb)	175	(3)	(1% )	(8)	(4% )
Net income	444	41	10%	25	6%

Amortization of acquisition-related intangible assets (after tax)	1	(1)	nm	-	-
Cash net income	445	40	10%	25	6%
Personal revenue	955	61	7%	(6)	(1% )
Commercial revenue	573	55	11%	13	2%
Operating leverage	(0.5% )		nm		nm
Cash operating leverage	(0.4% )		nm		nm
Productivity ratio (teb)	50.6%		0.2%		(1.1% )
Cash productivity ratio (teb)	50.5%		0.2%		(1.1% )
Net interest margin on earning assets (teb)	3.00%		0.05%		0.01%
Average earning assets ($ billions)	146.6	9.7	7%	1.6	1%

nm – not meaningful

BMO Financial Group First Quarter Report 2011 •	19

Q1 2011 vs Q1 2010

P&C Canada net income was a strong $444 million, up $41 million or 10% from a year ago.

Revenue increased $116 million or 8.3%, driven by volume growth across most products, the inclusion of a full quarter of Diners Club business revenues in the current year compared to one month in the prior year and an improved net interest margin.

Net interest margin increased by 5 basis points, driven primarily by higher spread in personal lending products, partially offset by lower spread in commercial deposits.

In the personal banking segment, revenue increased $61 million or 7.0%, driven by volume growth and higher spreads in personal lending products. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products) increased 6.5% year over year. Total personal lending market share increased year over year as personal lending increased, led by Homeowner ReadiLine, and mortgage market share decreased. Our goal is to grow market share and we continue to focus on improving the total personal lending business through investment in the sales force and achieving productivity gains while remaining attentive to the credit quality of the portfolio.

While personal cards balances increased 1.5%, our net retail sales market share decreased year over year.

Personal deposits balances decreased 0.8% year over year as an increase in retail operating deposits was offset by a decline in term deposits. Market share for both retail operating and term deposits decreased in the highly competitive environment.

In the commercial banking segment, revenue increased $55 million or 11% year over year due to volume growth, favourable product mix and the inclusion of a full quarter of Diners Club business results in the current year, partially offset by lower spread in commercial deposits.

Commercial loan balances grew 7.8%. Our market share has increased for four consecutive quarters and is up 60 basis points from a year ago. We continue to rank second in Canadian business banking market share of small and mid-sized business loans.

Commercial cards balances more than doubled, primarily due to the addition of the Diners Club business.

Commercial deposit balances grew 10.4%. We continue to invest in the size and capabilities of our commercial workforce to provide more and better advice to our customers.

Provisions for credit losses under BMO’s expected loss provisioning methodology increased $16 million or 13% due to growth in the portfolio and the addition of the Diners Club business.

Non-interest expense increased $62 million or 8.8% due to higher initiatives and advertising expense, higher salaries and benefits from increased staff levels, the inclusion of a full quarter of Diners Club business results in the current year (compared to one month in the prior year) and an Ontario retail sales tax settlement. The group’s cash operating leverage was negative 0.4%, as we continue to invest strategically to improve our competitive position while managing our operating expenses prudently.

Average current loans and acceptances, including securitized loans, increased $10.0 billion or 7.2% from a year ago and personal and commercial deposits grew $2.7 billion or 2.7%.

Effective this quarter, we realigned our businesses to include personal cards in our personal business and include corporate and small business cards, the Diners Club business and Cards and Payment Services in our commercial business. Results for prior periods have been restated to conform to the current presentation.

Q1 2011 vs Q4 2010

Net income increased $25 million or 6.0%.

Revenue increased $7 million or 0.5%, driven by volume growth across most products, partially offset by lower personal cards revenue. Net interest margin improved by 1 basis point. There was improved spread in personal lending products this quarter but net interest margin in the preceding quarter was raised by the recognition of additional personal lending interest revenue.

Non-interest expense decreased $14 million or 1.7%, primarily due to the timing of advertising and initiatives spending and lower professional fees, partially offset by an Ontario retail sales tax settlement and stock-based compensation costs for employees eligible to retire that are recognized in the first quarter.

Average current loans and acceptances, including securitized loans, increased $1.5 billion or 1.0% from the preceding quarter, while personal and commercial deposits increased $1.2 billion or 1.2%.

20	• BMO Financial Group First Quarter Report 2011

Personal and Commercial Banking U.S. (P&C U.S.)

(Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010		Increase (Decrease) vs. Q4-2010
Net interest income (teb)	290	25	10%	(3)	(1%	)
Non-interest revenue	72	(12)	(15% )	(13)	(16%	)
Total revenue (teb)	362	13	4%	(16)	(4%	)
Provision for credit losses	37	6	18%	6	18%
Non-interest expense	261	19	8%	(26)	(9%	)
Income before income taxes	64	(12)	(15% )	4	8%
Income taxes (teb)	22	(3)	(11% )	1	7%
Net income	42	(9)	(17% )	3	8%

Amortization of acquisition-related intangible assets (after tax)	5	1	25%	-	-
Cash net income	47	(8)	(15% )	3	6%
Operating leverage	(4.1% )		nm		nm
Cash operating leverage	(4.1% )		nm		nm
Productivity ratio (teb)	72.0%		2.8%		(3.9%	)
Cash productivity ratio (teb)	70.3%		2.7%		(3.9%	)
Net interest margin on earning assets (teb)	4.04%		0.68%		0.15%
Average earning assets ($ billions)	28.5	(2.8)	(9% )	(1.4)	(5%	)

U.S. Select Financial Data (US$ in millions, except as noted)

Net interest income (teb)	288	38	15%	5	2%
Non-interest revenue	71	(9)	(11% )	(10)	(13%	)
Total revenue (teb)	359	29	9%	(5)	(1%	)
Non-interest expense	259	31	13%	(17)	(7%	)
Net Income	42	(6)	(13% )	4	12%
Average earning assets (US$ billions)	28.3	(1.2)	(4% )	(0.5)	(2%	)

nm – not meaningful

Q1 2011 vs Q1 2010

Net income of Cdn$42 million decreased Cdn$9 million or 17%, of which Cdn$3 million was due to the effects of currency translation. Amounts in the rest of this section are in U.S. dollars. Net income of $42 million was down $6 million or 13% from $48 million a year ago, largely driven by a 23% increase in provisions for credit losses under BMO’s expected loss provisioning methodology. The impact of solid revenue growth from increased deposit balances and improved loan spreads was offset by higher expenses. The inclusion of assets and liabilities acquired in the Rockford, Illinois-based bank transaction increased revenue by $17 million and expenses by $16 million (including acquisition integration costs of $2 million pre-tax; $1 million after-tax).

On a basis that adjusts for the impact of impaired loans and acquisition integration costs, net income was $63 million, consistent with results of a year ago on a comparably-adjusted basis. On this same basis, the cash productivity ratio was 62.4%.

Revenue of $359 million increased $29 million or 8.8%, primarily due to the impact of the Rockford transaction, higher deposit balances and improved loan spreads. Deposit spread compression and lower deposit and lending fees impacted revenue growth.

Net interest margin increased due to higher loan spreads and deposit balance growth, partially offset by deposit spread compression.

Non-interest expense of $259 million was $31 million or 13% higher, primarily driven by the Rockford transaction, increases in costs of managing impaired loans, higher deposit insurance premiums and other variable employee-related costs. Expenses were reduced by a recovery of a prior period valuation adjustment on the serviced mortgage portfolio related to increased long-term interest rates.

Q1 2011 vs Q4 2010

Net income increased Cdn$3 million or 8.0% from the prior quarter. Amounts in the rest of this section are in U.S. dollars. Net income increased $4 million or 12% from the prior quarter due to reduced expenses.

Revenue decreased $5 million or 1.3%, primarily driven by lower deposit and lending fees.

Net interest margin increased due to improved loan spreads and higher deposit balances.

Non-interest expense decreased $17 million or 6.5%, primarily due to lower integration costs related to the Rockford transaction.

BMO Financial Group First Quarter Report 2011 •	21

Private Client Group (PCG)

(Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010		Increase (Decrease) vs. Q4-2010
Net interest income (teb)	103	16	18%	4	5%
Non-interest revenue	558	95	20%	64	13%
Total revenue (teb)	661	111	20%	68	12%
Provision for credit losses	2	-	-	-	-
Non-interest expense	459	57	14%	42	10%
Income before income taxes	200	54	36%	26	15%
Income taxes (teb)	47	12	30%	2	3%
Net income	153	42	38%	24	19%

Amortization of acquisition-related intangible assets (after tax)	2	1	nm	1	nm
Cash net income	155	43	38%	25	19%
Return on equity	48.3%		14.6%		7.1%
Cash return on equity	48.8%		14.7%		7.1%
Operating leverage	5.6%		nm		nm
Cash operating leverage	5.6%		nm		nm
Productivity ratio (teb)	69.5%		(3.4% )		(0.8% )
Cash productivity ratio (teb)	69.2%		(3.5% )		(0.9% )
Net interest margin on earning assets (teb)	2.92%		0.11%		0.06%
Average earning assets	13,943	1,611	13%	301	2%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	64	2	5%	2	5%
Non-interest expense	58	4	8%	4	7%
Net income	4	(1)	(22%)	-	-
Cash net income	4	(1)	(22%)	(1)	(11% )
Average earning assets	1,928	(222)	(10%)	(80)	(4% )

nm – not meaningful

Q1 2011 vs Q1 2010

Net income of $153 million increased $42 million or 38% from the same quarter a year ago. PCG net income, excluding the insurance business, was $81 million, up $14 million or 20%, driven by growth across most of our businesses. Insurance net income was $72 million for the quarter, up $28 million or 66%. The insurance business generated solid growth in net premium revenue and benefited from the effects of favourable market movements on policyholder liabilities relative to the same quarter a year ago.

Revenue increased $111 million or 20% with growth across all of our businesses. PCG, excluding insurance, revenue growth was driven by a 10% (12% in source currency) improvement in client assets under management and administration, as we remain focused on delivering the high level of service and advice that our clients expect. Revenue from the insurance business was up year over year, benefiting from higher net premium revenue and the favourable effect of the market movements outlined above. Net interest income grew from the prior year primarily due to higher deposit balances and spreads in our brokerage businesses, as well as higher loan and deposit balances in private banking. The weaker U.S. dollar lowered revenue by $4 million or 0.7%.

Non-interest expense increased $57 million or 14%, primarily due to higher revenue-based costs associated with the revenue growth in PCG excluding insurance and selective investments to benefit future revenue growth. The weaker U.S. dollar reduced expenses by $3 million or 0.7%. The productivity ratio of 69.5% improved 340 basis points from the prior year. Operating leverage was 5.6% in the current quarter.

After adjusting to exclude the impact of the weaker U.S. dollar, assets under management and administration grew $31 billion or 12%, benefiting from attracting new client assets and improved equity market conditions.

Q1 2011 vs Q4 2010

Net income increased $24 million or 19% from the fourth quarter. PCG net income, excluding the insurance business, was down $5 million or 6.0% as the impact of stock-based compensation costs for employees eligible to retire that are recognized in the first quarter of each year was only partially offset by revenue growth. Insurance net income was up $29 million or 70%.

Revenue increased $68 million or 12%, with growth across all of our businesses, particularly in brokerage and private banking. Insurance revenue also improved, benefiting largely from the effects of favourable market movements on policyholder liabilities relative to the fourth quarter and from higher net premium revenues. Net interest income also grew, largely due to higher deposit spreads in the brokerage businesses and higher loan and deposit balances in private banking.

Non-interest expense was up $42 million or 10%, primarily due to stock-based compensation costs for employees eligible to retire that are recognized in the first quarter and higher revenue-based costs in line with revenue growth. The productivity ratio of 69.5% improved 80 basis points from the prior quarter.

Assets under management and administration increased by $12 billion or 5%.

22	• BMO Financial Group First Quarter Report 2011

BMO Capital Markets (BMO CM)

(Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010		Increase (Decrease) vs. Q4-2010
Net interest income (teb)	336	(25)	(7% )	36	12%
Non-interest revenue	627	145	30%	91	17%
Total revenue (teb)	963	120	14%	127	15%
Provision for credit losses	30	(35)	(54% )	(36)	(54% )
Non-interest expense	493	22	5%	30	7%
Income before income taxes	440	133	43%	133	44%
Income taxes (teb)	183	88	93%	90	97%
Net income	257	45	21%	43	20%

Amortization of acquisition-related intangible assets (after tax)	-	(1)	nm	(1)	nm
Cash net income	257	44	21%	42	20%
Trading Products revenue	595	68	13%	95	19%
Investment and Corporate Banking revenue	368	52	17%	32	10%
Return on equity	21.9%		3.5%		1.8%
Cash return on equity	21.9%		3.5%		1.8%
Operating leverage	9.5%		nm		nm
Cash operating leverage	9.5%		nm		nm
Productivity ratio (teb)	51.2%		(4.7% )		(4.2% )
Cash productivity ratio (teb)	51.2%		(4.7% )		(4.2% )
Net interest margin on earning assets (teb)	0.80%		(0.13% )		0.02%
Average earning assets ($ billions)	165.7	12.4	8%	13.2	9%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	271	(3)	(1% )	21	9%
Non-interest expense	195	33	21%	(12)	(6% )
Net Income	(19)	(70)	(+100% )	(22)	(+100% )
Average earning assets (US$ billions)	55.8	8.7	19%	4.2	8%

nm – not meaningful

Q1 2011 vs Q1 2010

Net income was a strong $257 million, an increase of $45 million or 21% from a year ago. The improvement in net income was lowered by a provision for prior periods’ income taxes in the U.S. segment but results benefited from favourable market conditions. Revenue increased and there was a decrease in the provision for credit losses under BMO’s expected loss provisioning methodology. Expenses also increased, in part due to higher employee costs, as we continue to invest in strategic hiring across the business. ROE was 21.9%, up from 18.4% a year ago.

Revenue increased $120 million or 14% to $963 million. Our revenue growth was supported by our continued focus on core clients and businesses and the impact of building our capabilities and infrastructure, as well as improving economic conditions. Non-interest revenues increased significantly, primarily due to higher equity and foreign exchange trading revenue. As market conditions improve, we have seen an increase in our investment banking activity, particularly in strong mergers and acquisitions revenue. The weaker U.S. dollar decreased revenue by $15 million relative to a year ago.

Net interest income decreased due to lower trading net interest income, which lowered our net interest margin by 13 basis points to 0.80%.

Non-interest expense increased $22 million or 4.8% mainly due to higher employee costs as discussed above. The weaker U.S. dollar decreased expenses by $9 million relative to a year ago.

Q1 2011 vs Q4 2010

Net income increased $43 million or 20% from the previous quarter. The improvement in net income was lowered by the provision for prior periods’ income taxes, but results benefited from favourable market conditions. Revenue was $127 million or 15% higher, as equity trading revenue increased considerably due to an unfavourable accounting adjustment in the previous quarter. Revenue growth was also driven by an increase in investment banking activity, particularly in the mergers and acquisitions area. Net interest margin was modestly higher. The weaker U.S. dollar decreased revenue by $9 million relative to the previous quarter.

Non-interest expense increased $30 million mainly due to higher variable compensation costs, in line with revenue performance and stock-based compensation costs for employees eligible to retire that are recognized in the first quarter of the year. The weaker U.S. dollar decreased expenses by $6 million.

BMO Financial Group First Quarter Report 2011 •	23

Corporate Services, Including Technology and Operations

(Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010			Increase (Decrease) vs. Q4-2010
Net interest income before group teb offset	(150)	(16)	(12%	)	(41)	(40%	)
Group teb offset	(61)	4	6%		3	5%
Net interest income (teb)	(211)	(12)	(6%	)	(38)	(23%	)
Non-interest revenue	43	(27)	(40%	)	(31)	(43%	)
Total revenue (teb)	(168)	(39)	(31%	)	(69)	(73%	)
Provision for credit losses	43	(72)	(63%	)	21	95%
Non-interest expense	60	47	+100%		(9)	(14%	)
Loss before income taxes and non-controlling interest in subsidiaries	271	14	6%		81	45%
Income tax recovery (teb)	169	13	9%		23	17%
Non-controlling interest in subsidiaries	18	(1)	(2%	)	-	-
Net loss	120	-	-		58	97%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	(71)	(36)	(+100%	)	(30)	(76%	)
Provision for credit losses	73	(34)	(31%	)	6	9%
Non-interest expense	(17)	3	17%		-	-
Income tax recovery (teb)	76	27	59%		41	+100%
Net loss	56	(22)	(28%	)	(4)	(6%	)

Corporate Services

Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Operating results reflect the impact of certain securitization and asset-liability management activities, the elimination of teb adjustments and the impact of our expected loss provisioning methodology.

BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and provisions required under GAAP.

Technology and Operations

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

Financial Performance Review

Technology and Operations operating results are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined in the preceding description of the Corporate Services unit.

Corporate Services incurred a net loss in the quarter of $120 million, unchanged from the prior year. Revenue was $39 million lower, mostly due to a $27 million reduction in non-interest revenue due in approximately equal parts to higher funding transaction fees, higher mark-to-market losses on securitization-related swaps and the impact of hedge ineffectiveness. There were also increases in technology investment expenses. Reduced revenues and increased expenses were offset by substantially lower provisions for credit losses.

The net loss in the current quarter was $58 million higher than in the fourth quarter of 2010. Reduced revenues and increased provisions for credit losses were partially offset by slightly lower expenses. Revenues were lower primarily due to a large number of small items including lower securitization-related revenues and lower interest on income tax refunds.

24	• BMO Financial Group First Quarter Report 2011

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q1-2011	Q4-2010	Q1-2010
Total non-interest expense (a)	2,046	2,023	1,839
Amortization of acquisition-related intangible assets (note 1)	(9)	(10)	(8)
Cash-based non-interest expense (b) (note 2)	2,037	2,013	1,831

Net income	776	739	657
Amortization of acquisition-related intangible assets, net of income taxes	8	9	7
Cash net income (note 2)	784	748	664
Preferred share dividends	34	34	35
Charge for capital (note 2)	495	489	458
Net economic profit (note 2)	255	225	171

Net income	776	739	657
Provision for credit losses	248	253	333
Income taxes and non-controlling interest in subsidiaries	276	214	196
Income before provision for credit losses, income taxes and non-controlling interest in subsidiaries (PPPT) (note 2)	1,300	1,206	1,186
Revenue (c)	3,346	3,229	3,025

Revenue growth (%) (d)	10.6	8.0	23.9
Productivity ratio (%) ((a/c) x 100)	61.2	62.6	60.8
Cash productivity ratio (%) ((b/c) x 100) (note 2)	60.9	62.3	60.5
Non-interest expense growth (%) (e)	11.3	13.7	(0.1)
Cash-based non-interest expense growth (%) (f) (note 2)	11.3	13.7	-
Operating leverage (%) (d-e)	(0.7)	(5.7)	24.0
Cash operating leverage (%) (d-f) (note 2)	(0.7)	(5.7)	23.9
EPS (uses net income) ($)	1.30	1.24	1.12
Cash EPS (note 1) (uses cash net income) ($) (note 2)	1.32	1.26	1.13

Note 1:	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash-based non-interest expense and cash net income.
Note 2:	These are non-GAAP amounts or non-GAAP measures.

Non-GAAP Measures

BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.

At times, we indicate that certain amounts or measures exclude the effects of items but we generally do so in conjunction with disclosure of the nearest GAAP measure and provide details of the reconciling item. Amounts and measures stated on such a basis are considered useful as they could be expected to reflect ongoing operating results or assist readers’ understanding of performance. To assist readers and when appropriate, we also provide a schedule in the Notable Items section that summarizes notable items that have affected results in certain of the reporting periods.

Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of acquisition-related intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of acquisition-related intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.

Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of added economic value.

Income before provision for credit losses, income taxes and non-controlling interest in subsidiaries is considered a useful measure as it provides a measure of performance that excludes the impacts of credit losses and income taxes, which can at times mask performance because of their size and variability.

Notable items

From time to time, we designate certain amounts as notable items to assist in discussing their impact on our financial results. There were no items designated as notable in the current quarter or the comparable periods in 2010.

BMO Financial Group First Quarter Report 2011 •	25

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2010 annual report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, March 1, 2011, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, May 24, 2011, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6850310.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Tuesday, May 24, 2011.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656

Terry Glofcheskie, Director, terry.glofcheskie@bmo.com, 416-867-5452

Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Russel Robertson, Chief Financial Officer

russ.robertson@bmo.com, 416-867-7360

Corporate Secretary

Blair Morrison, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan

Average market price

November 2010 $60.22

December 2010 $57.35

January 2011 $59.05

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the
United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com

®	Registered trademark of Bank of Montreal

Annual Meeting 2011 The next Annual Meeting of Shareholders will be held on Tuesday, March 22, 2011, in Vancouver, British Columbia.